                                                           FOR IMMEDIATE RELEASE


EARNINGS RELEASE
----------------


                    STATS REPORTS FIRST QUARTER 2001 RESULTS

-    NET REVENUES OF $48.6 MILLION

-    LOSS PER ADS OF $0.23

SINGAPORE AND MILPITAS, CALIFORNIA, APRIL 25, 2001 - ST Assembly Test Services Ltd ("STATS" - Nasdaq: STTS and SGX: ST Assembly), a leading semiconductor test and assembly service provider with particular expertise in mixed signal testing, today reported financial results for the quarter ended March 31, 2001.

"This quarter was a very difficult one. As we had indicated earlier in March, the combination of a severe economic slowdown and the high level of excess inventory within the semiconductor industry, particularly among communications semiconductor companies, adversely impacted us. Our customers significantly delayed or cancelled orders. However, the pace of demand deceleration appears to have slowed down although visibility is still limited. During these challenging times for the semiconductor industry, while we are taking short-term steps to manage this downturn, we will not lose sight of the longer-term opportunities in our industry. We remain convinced about the compelling value proposition of our business model which is driven by the growth of outsourcing, our leadership in mixed signal testing and our growing capabilities in advanced packaging," said Tan Bock Seng, Chairman and Chief Executive Officer.

HIGHLIGHTS OF FIRST QUARTER PERFORMANCE

First quarter net revenues were $48.6 million, a decrease of 32.7% over the corresponding period last year, and 47.6% sequentially over fourth quarter 2000. The drop in net revenues was due primarily to the decrease in unit shipments in both assembly and test. A net loss of $23.0 million was recorded for the quarter compared to a profit of $15.8 million for the corresponding period a year ago.

Diluted loss per ADS and diluted loss per ordinary share for the first quarter was $0.23 and $0.02 respectively compared to diluted earnings of $0.17 per ADS and $0.02 per ordinary share in the corresponding period in 2000.

For the first quarter, net revenues from assembly services were $25.6 million or 52.7% of revenues, and net revenues from test services were $23.0 million or 47.3% of revenues.

Gross loss for the first quarter was $9.9 million or a gross margin of negative 20.4% compared to gross profit of $27.1 million or a gross margin of 37.6% in the same quarter a year ago. Gross margin for this quarter declined from the gross margin of 21.0% in the prior quarter due principally to lower revenues and higher depreciation.

Depreciation expense and cost of leasing production equipment for this quarter increased to $30.4 million or 62.6% of net revenues compared to $16.5 million or 22.9% of net revenues in the corresponding period a year ago, and compared to $25.8 million or 27.8% of net revenues in the fourth quarter. The higher depreciation expense and cost of leasing production equipment in this quarter compared to the fourth quarter was principally due to a one-time charge relating to the termination of equipment leases and the addition of equipment upgrades. One-time charge relating to the termination of equipment leases was $1.8 million. The savings in depreciation and cost of leasing production equipment for the next two years and beyond as a result of the termination of leases and disposal of equipment are expected to be approximately $4.8 million.

First quarter operating expenses were $15.5 million or 31.9% of net revenues compared to $15.2 million or 16.4% of net revenues in fourth quarter 2000. Selling, general and administrative expenses which include stock based compensation were $11.8 million or 24.3% of net revenues, compared to $11.4 million or 12.3% of net revenues in the fourth quarter. The higher selling, general and administrative expenses in the current quarter were due principally to an increase of $0.7 million in consultancy fees and the inclusion of a provision for legal expenses in connection with pending litigation, which offset savings achieved from continuing efforts in controlling employee headcount and discretionary spending.

Research and development expenses were $3.5 million during the quarter, or 7.2% of net revenues compared to $3.7 million or 4.0% of revenues in quarter four 2000.

UNIT SHIPMENTS AND AVERAGE SELLING PRICES

Unit shipments for the test business in first quarter 2001 decreased by 24.3% over the same quarter a year ago, and decreased 43.8% sequentially over the fourth quarter 2000. Unit shipments in our assembly business decreased by 32.8% over the same quarter a year ago, and 53.9% sequentially over the fourth quarter 2000.

In this quarter, test average selling prices (ASPs) decreased by about 4.8% compared to fourth quarter 2000 due principally to product mix and engineering efforts to reduce test time for customers. In the assembly business, the ASPs for this quarter increased 4.1% from the fourth quarter of 2000 principally as a result of higher ASPs secured for advanced packages.

Once again, the company maintained its leadership in mixed signal testing which accounted for 79.8% of the test revenues.


                     TEST REVENUES BREAKDOWN BY TESTING TYPE


                               THREE MONTHS ENDING
                      ------------------------------------------
                       31 DECEMBER, 2000        31 MARCH, 2001
                      ------------------      ------------------
TYPE OF TESTING       % OF TEST REVENUES      % OF TEST REVENUES
---------------       ------------------      ------------------

Mixed Signal                79.1                     79.8
Digital                     19.4                     18.5
Memory                       1.5                      1.7

CAPITAL EXPENDITURES

In this quarter, the company incurred $15.5 million in capital expenditures principally for peripherals, equipment upgrades and IT systems enhancements. As of 31 March 2001, the company had 225 testers and 532 wirebonders.

MARKET DYNAMICS

The communications segment continued to be our largest revenue contributor in this quarter accounting for 70.9% of net revenues. The United States remained our largest revenue contributor by region. Contribution to net revenues from foundries decreased to 5.9% of net revenues reflecting lower volume of wafer sort business in this quarter.


                      REVENUES BREAKDOWN BY MARKET SEGMENT


                                THREE MONTHS ENDING
                      ----------------------------------------
                      31 DECEMBER, 2000        31 MARCH, 2001
                      -----------------      -----------------
MARKET SEGMENT        % OF NET REVENUES      % OF NET REVENUES
--------------        -----------------      -----------------
Communications              68.6                   70.9
Computer                    27.9                   25.4
Consumer,
 Industrial and
 Others                      3.5                    3.7


                          REVENUES BREAKDOWN BY REGION

                                THREE MONTHS ENDING
                      ----------------------------------------
                      31 DECEMBER, 2000        31 MARCH, 2001
                      -----------------      -----------------
REGION                % OF NET REVENUES      % OF NET REVENUES
------                -----------------      -----------------
United States              71.9                    70.4
Europe                     18.4                    21.0
Asia                        9.7                     8.6


                       REVENUES BREAKDOWN BY CUSTOMER TYPE

                                THREE MONTHS ENDING
                      ----------------------------------------
                      31 DECEMBER, 2000        31 MARCH, 2001
                      -----------------      -----------------
CUSTOMER TYPE         % OF NET REVENUES      % OF NET REVENUES
-------------         -----------------      -----------------
Foundries                    8.7                     5.9
Fabless                     44.7                    50.4
IDMs                        46.6                    43.7

BUSINESS OUTLOOK

The following statements are based on current expectations. These statements are forward-looking and actual results may differ materially.

The unprecedented rate of decline in customers' demand appears to have slowed down. However, the severe weakness in the end markets of our customers and the high level of excess inventory, particularly among communications semiconductor companies, have continued to make any forecast of future business extremely difficult. Based on current visibility, the company expects revenues in the second quarter 2001 to decline sequentially by between 15% and 25%.

Said Tan Lay Koon, Chief Financial Officer, "While the pace of demand deceleration appears to have slowed down, we are also clearly not benefiting from the demand momentum that we had in January 2001 that was carried over from the fourth quarter. Given the forecast revenue level for the second quarter, our factory capacity will remain under-utilized and we will not be profitable.

In addition to the cost reduction measures that we have announced earlier, we will also take steps to further reduce cost through delaying capital expenditures and cutting payroll cost. Our planned capital expenditures for this year are now revised to approximately $60 million from our previous estimate of $100 million. We will also further reduce payroll cost through various measures including salary cut for all management staff. These measures are expected to save us an average of $1.2 million per quarter or about 10% of our payroll cost."

Added Tan Bock Seng, Chairman and Chief Executive Officer, "While we take steps to improve our cost structure to address this downturn, we will continue to make the investments needed to ensure that we are well positioned to capitalize on the longer-term opportunities. We will continue to invest in R&D to strengthen our technology offerings, enhance our IT infrastructure, and improve our manufacturing processes and systems to achieve operational excellence in order to serve our customers better."

HIGHLIGHTS OF FIRST QUARTER ACHIEVEMENTS

In March, STATS announced a three-year full turnkey test and assembly manufacturing agreement with NEC Corporation of Japan. The agreement is expected to generate revenues of about US$20 million over a three-year period.

STATS also announced expanded capability to support Gallium Arsenide (GaAs) package assembly for integrated circuits on presawn wafers down to a market-leading four mils thick. Recognizing the unique handling challenges associated with supporting GaAs semiconductor material, STATS has refined the wafer handling procedures and processes on its state-of-the-art silicon manufacturing equipment to address this specialized technology.

During the quarter STATS also introduced a new integrated circuit (IC) package for the wired and wireless communications markets. Referred to as Stacked Die Ball Grid Array (SDBGA), it is distinguished by its stacking feature, combining various ICs in one package, which can significantly reduce not only manufacturing cost but also testing time and real estate on the motherboard.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                   AS AT DECEMBER 31, 2000 AND MARCH 31, 2001
                                   (UNAUDITED)
                           IN THOUSANDS OF US DOLLARS

                                                                           DECEMBER 31,      MARCH 31,
                                                                              2000             2001
                                                                           ------------      ---------
ASSETS
Current assets:
  Cash and cash equivalents                                                  $141,733        $140,321
  Accounts receivable, net                                                     52,315          30,215
  Amounts due from ST and ST affiliates                                         8,727           3,997
  Short-term deposit with ST affiliates                                        10,000          10,000
  Other receivables                                                            18,989          12,683
  Inventories                                                                  14,793          14,089
  Marketable securities                                                        11,486             561
  Prepaid expenses                                                             24,809          25,187
                                                                             --------        --------
     Total current assets                                                     282,852         237,053
Property, plant and equipment, net                                            380,934         370,036
Marketable securities                                                          10,420          17,939
Prepaid expenses                                                               37,552          31,082
                                                                             --------        --------
     Total Assets                                                            $711,758        $656,110
                                                                             ========        ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt                                       14,799          14,376
  Accounts payable                                                             13,956           9,409
  Amounts due to ST and ST affiliates                                           2,062           2,607
  Accrued operating expenses                                                   32,963          19,002
  Other payables                                                               27,705          19,442
  Income taxes payable                                                          2,846           3,230
                                                                             --------        --------
     Total current liabilities                                                 94,331          68,066
Deferred grant                                                                  2,631           3,103
Long-term debt, excluding current installments                                 29,599          21,563
                                                                             --------        --------
     Total liabilities                                                        126,561          92,732
                                                                             --------        --------
Shareholders' Equity

Share capital                                                                 159,461         159,790
Additional paid-in capital                                                    386,325         387,150
Accumulated other comprehensive loss                                           (9,731)         (9,721)
Retained earnings                                                              49,142          26,159
                                                                             --------        --------
     Total shareholders' equity                                               585,197         563,378
                                                                             --------        --------
     Total Liabilities and Shareholders' Equity                              $711,758        $656,110
                                                                             ========        ========

                    ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
    CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
               FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001
                                   (UNAUDITED)
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                               FOR THE THREE MONTHS ENDED MARCH 31,
                                                               ------------------------------------
                                                                 2000                        2001
                                                               --------                    --------
Net revenues                                                   $ 72,176                    $ 48,628
Cost of revenues                                                (45,054)                    (58,543)
                                                               --------                    --------
Gross profit (loss)                                              27,122                      (9,915)
                                                               --------                    --------
Operating expenses:
  Selling, general and administrative                             9,833                      11,848
  Research and development                                        2,618                       3,523
  Other general expenses (net)                                       (6)                         82
                                                               --------                    --------
     Total operating expenses                                    12,445                      15,453
                                                               --------                    --------
Operating income (loss)                                          14,677                     (25,368)

Other income:
  Interest income, net                                              152                       1,890
  Foreign currency exchange gain (loss)                             860                         (58)
  Other non-operating income, net                                   598                       1,157
                                                               --------                    --------
     Total other income                                           1,610                       2,989
                                                               --------                    --------
Income (loss) before income taxes                                16,287                     (22,379)
Income tax expense                                                 (489)                       (604)
                                                               --------                    --------
Net income (loss)                                              $ 15,798                    $(22,983)
                                                               --------                    --------
Other comprehensive income:
  Unrealized gain from available-for-sale
   marketable securities                                              -                          10
                                                               --------                    --------
Comprehensive income                                           $ 15,798                    $(22,973)
                                                               ========                    ========
Basic net income (loss) per ordinary share                     $   0.02                    $  (0.02)
Diluted net income (loss) per ordinary share                   $   0.02                    $  (0.02)

Basic net income (loss) per ADS                                $   0.18                    $  (0.23)
Diluted net income (loss) per ADS                              $   0.17                    $  (0.23)

Ordinary shares (in thousands) used in per
 ordinary share calculation:
- basic                                                         897,468                     987,895
- effect of dilutive options                                     14,785                           -
                                                               --------                    --------
- diluted                                                       912,253                     987,895
                                                               ========                    ========

ADS (in thousands) used in per ADS calculation:
- basic                                                          89,747                      98,790
- effect of dilutive options                                      1,479                           -
                                                               --------                    --------
- diluted                                                        91,226                      98,790
                                                               ========                    ========

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
               FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001
                           IN THOUSANDS OF US DOLLARS

                                                                     FOR THE THREE MONTHS ENDED MARCH 31,
                                                                     ------------------------------------
                                                                       2000                       2001
                                                                     --------                   --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                    $ 15,798                   $(22,983)
Adjustments to reconcile net income to net cash provided b
 by operating activities:
 Depreciation and amortization                                         15,917                     24,718
 Loss (gain) on sale of property, plant and equipment                      (6)                        82
 Exchange loss                                                          2,939                         58
Changes in operating working capital:
 Accounts receivable                                                  (21,613)                    22,100
 Amounts due from ST and ST affiliates                                  1,028                      4,730
 Inventories                                                             (161)                       704
 Other receivables and prepaid expenses                                   204                     11,664
 Accounts payable                                                      (6,195)                    (4,206)
 Amounts due to ST and ST affiliates                                   (4,114)                       545
 Accrued operating expenses and other payables                          6,208                    (12,952)
                                                                     --------                   --------
Net cash provided by operating activities                              10,005                     24,460
                                                                     --------                   --------

CASH FLOW FROM INVESTING ACTIVITIES
Proceeds from maturity of marketable securities                             -                     11,900
Purchases of marketable securities                                          -                     (8,670)
Purchases of property, plant and equipment                            (87,934)                   (23,812)
Sale of property, plant and equipment                                      31                      2,186
                                                                     --------                   --------
Net cash used in investing activities                                 (87,903)                   (18,396)
                                                                     --------                   --------

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of short-term debt                                          (60,000)                         -
Repayment of long-term debt                                                 -                     (7,366)
Proceeds from issuance of shares                                      387,393                        504
                                                                     --------                   --------
Net cash provided by (used in) financing activities                   327,393                     (6,862)
                                                                     --------                   --------

Net increase (decrease) in cash and cash equivalents
 for the period                                                       249,495                       (798)
Effect of exchange rate changes on cash and
 cash equivalents                                                      (2,271)                      (614)
Cash and cash equivalents at beginning of the period                   16,568                    141,733
                                                                     --------                   --------
Cash and cash equivalents at end of the period                       $263,792                   $140,321
                                                                     ========                   ========

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
 Interest                                                            $  2,123                   $    767
 Income taxes                                                        $     55                   $    173

ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

ST Assembly Test Services Ltd ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000. Further information is available at www.stats.com.sg or www.statsus.com.

Certain of the statements in this press release are forward-looking statements that involve a number of risks and uncertainties which could cause actual results to differ materially. Factors that could cause actual results to differ include: general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or cancellation of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures; continued success in technological innovation; delays in acquiring or installing new equipment; litigation and other risks described from time-to-time in the Company's SEC filings, including its annual report on Form 20-F dated March 30, 2001. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.


INVESTOR CONTACTS:
Drew Davies                                 Elaine Ang
Director, Investor Relations                Manager, Investor Relations
Tel: 408-941 3021, Fax: 408-941 3014        Tel: 65-751 1738, Fax: 65-755 1585
email: daviesd@statsus.com                  email: angelaine@stats.st.com.sg


MEDIA CONTACTS:
Lim Beng See                                Lisa Lavin
Director, Corporate Communications          Manager, Marcom
Tel: 65-7511111, Fax: 65-7555431            Tel: 208-6726112, Fax: 208-6726132
email: limbs@stats.st.com.sg                email: lavinl@statsus.com